Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

File No. 82-3958



September 5, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Sub. : IPCL – submission of information pursuant to exemption under Rule 12g3-2(b)

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the documents filed with following regulatory authorities during the period from July 01, 2007 to September 5, 2007:

A. Stock Exchanges, viz. Bombay Stock Exchange Limited, National Stock Exchange of India Limited and Luxembourg Stock Exchange

B. Registrar of Companies, Gujarat at Ahmedabad, India (electronic filing on the website of the Ministry of Corporate Affairs).

The said documents are enclosed as Annexure A (1) and A (2). You are requested to please take the same on record.

Further, we wish to inform you that the Hon'ble High Court of Gujarat at Ahmedabd has approved the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the Transferor Company) with Reliance Industries Limited (RIL/the Transferee Company) (the Scheme) vide Order dated August 16, 2007. The Hon'ble High Court of Judicature at Bombay had earlier approved the Scheme vide Order dated June 12, 2007 as modified vide Order dated July 11, 2007.

The certified copies of the aforesaid Orders have been filed today by the Transferor and Transferee Companies with the respective Offices of the Registrar of Companies. Therefore, the Scheme has become effective today i.e. September 5, 2007 and accordingly, the Transferor Company has been amalgamated with RIL.

Thanking you,

Yours faithfully,
For Indian petrochemicals Corporation Limited

Authorised Signatory

Encl. : a/a

Annexure – A (1)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
1.	Regulation 13(6) of SEBI (Prohibition of Insider Trading) Regulations, 1992	Disclosure informing stock exchange about increase in shareholding of LIC	Stock Exchanges	5 days from the date of receipt of disclosure	Disclosure under regulation 13 (6) of SEBI (Prohibition of Insider Trading) Regulations, 1992 submitted to BSE & NSE vide letter dated July 7, 2007.	1
2.	Listing Agreement (Clause 49)	Quarterly Compliance Report on Corporate Governance for the quarter ended June 30, 2007	Stock Exchanges	Within 15 days from the end of Quarter	Quarterly compliance report on Corporate Governance for the quarter ended June 30, 2007 submitted to BSE and NSE vide letter dated July 14, 2007	2
3.	BSE Circular	Submission of Shareholding pattern summary for free float indices as on June 30, 2007	Bombay Stock Exchange Limited	Within 15 days from the end of Quarter	Shareholding pattern summary for free float indices as on June 30, 2007 submitted to BSE vide letter dated July 14, 2007	3
4.	Listing Agreement (Clause 35)	Submission of Shareholding pattern for the Quarter ended June 30, 2007	Stock Exchanges	Within 21 days from the end of Quarter	Shareholding pattern as on June 30, 2007 submitted to BSE and NSE vide letter dated July 14, 2007	4
5.	Listing Agreement (Clause 41)	Intimation to stock exchange	Stock Exchanges	At least 7 days before the date of Board Meeting	Notice of Board meeting submitted to BSE and NSE vide letter dated July 18, 2007.	5
6.	Listing Agreement (Clause 41)	Submission of Unaudited Financial Results of the Company for the quarter ended June 30, 2007	Stock Exchanges	Immediate	Unaudited financial results of the Company for the quarter ended on June 30, 2007 submitted to BSE and NSE vide letter dated July 28, 2007.	6


INDIAN PETROCHEMICALS CORP. LTD.

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
7.	Secretarial Audit Report in accordance with SEBI Circular no D&CC/FITTC/ CIR-16/2002	Secretarial Audit Report on capital integrity giving reconciliation of the securities allowed to be held under electronic mode vis a vis the total capital for the quarter ended June 30, 2007	Stock Exchanges	Within 30 days from the end of Quarter	Secretarial Audit Report dated July 12, 2007 for the Quarter ended on June 30, 2007 submitted to BSE and NSE vide letter dated July 28, 2007.	7
8.	SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997	Disclosure under regulation 7(3)	Stock Exchanges	Within 7 days from the date of receipt of information from the acquirer.	Disclosure pursuant to Regulation 7(1) received from LIC on August 13, 2007 vide their letter dated August 7, 2007 disclosing acquisition of 3,01,120 equity shares of IPCL. Consequently company has submitted disclosure under regulation 7(3) to the stock exchanges vide letter dated August 16, 2007.	8
9.	Listing Agreement (Clause 41)	Limited Review Report on unaudited financial results for the quarter ended June 30, 2007	Stock Exchanges	Within 2 months from the end of Quarter	Limited Review Report dated July 28, 2007 for the Quarter ended on June 30, 2006 submitted to BSE & NSE vide letter dated August 30, 2007	9
10.	Listing Agreement (Clause 36)	Amalgamation of IPCL with RIL	Stock Exchanges	Immediate	Intimation to the Stock Exchanges that the Scheme of Amalgamation of Company has been sanctioned by Hon'ble High Court of Gujarat vide its order dated August 16, 2007. Letter submitted to BSE & NSE vide letter dated September 3, 2007	10
11.	Listing Agreement (Clause 36)	Amalgamation of IPCL with RIL	Stock Exchanges	Immediate	Intimation to the Stock Exchanges that Form 21 has been filed with the office or Registrar of Companies on September 5, 2006 and scheme has become effective from that date. Letter submitted to BSE & NSE vide letter dated September 5, 2007	11


INDIAN PETROCHEMICALS CORP. LTD.

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 7, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under Regulation 13 (6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Disclosure under Regulation 13 (3) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 dated June 30, 2007 has been received from Life Insurance Corporation of India on July 5, 2007.

The said disclosure is forwarded alongwith Form C under Regulations 13 (3) and 13(6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Authorised Signatory



Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg

CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 7, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Sir,

Sub: Disclosure under Regulation 13 (6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

Disclosure under Regulation 13 (3) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 dated June 30, 2007 has been received from Life Insurance Corporation of India on July 5, 2007.

The said disclosure is forwarded alongwith Form C under Regulations 13 (3) and 13(6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Authorised Signatory

Encl.: As above

Copy to :

Luxembourg Stock Exchange, Luxembourg


NSEIL
09 JUL 2007
Contents not Verified

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

(Regulation 13 (3) and (6))

Regulation 13(3) – Details of change in shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholders	Shareholding prior to acquisition/ ~~sale~~	No. & % of shares/voting rights acquired/ ~~sold~~	Receipt of allotment advice/acquisition of shares/~~sale of shares~~ – specify	Date of intimation to company	Mode of acquisition on (market purchase/public/rights/preferential offer etc.)	No. & % of shares/voting rights post-acquisition/~~sale~~	Trading member through whom the trade was executed with SEBI Registration no. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value (Rs.)	Sell quantity	Se va
Life Insurance Corporation of India Central Office Yogakshema Mumbai-400021	3,41,62,696 i.e. 11.36% of the paid up capital of the Company	61,06,910 i.e. 2.03% of the paid up capital of the Company	June 28, 2007	By letter dated June 30, 2007 received by Company on July 5, 2007	Market Purchase	4,02,69,606 Equity Shares i.e. 13.39 % of the paid up capital of the Company	Various Brokers	NSE & BSE	61,06,910	216,25,32,946.60	NIL	NI

Note: The above details are as per Form C received from Life Insurance Corporation of India.

For Indian Petrochemicals Corporation Limited



Authorised Signatory

Date : July 7, 2007



भारतीय जीवन बीमा निगम
Life Insurance Corporation of India

C.O, Investment Dept (6th Fl), Jeevan Bima Marg, Mumbai-400021
Ph: (022)- 66598626,38,47 Fax: 22825411

Ref: Inv/Back office

30 th June 2007

The Company Secretary,
INDIAN PETROCHEMICALS CORPORATION LTD.
P O Petrochemicals,Vadodara.
Gujarat - 391346

Dear Sir,

Re: Regulation 13(3) - Details of change in shareholding in Respect of persons holding more than 5 % shares in a Listed Company.

As per the requirement of the Regulation 13 (3) of the SEBI Regulations, we are informing the shareholding in the enclosed format (FORM C). We also inform our DP ID and Client ID as below:

DP ID	:	IN 300812
Client ID	:	10000012.
	&	
DP ID	:	IN 300126
Client ID	:	11179676
	:	10491970
	:	10492462
	:	11197419
	:	11197396
	:	11197402

Kindly acknowledge.

Yours faithfully,

CHIEF(INVESTMENT)

Encl: as above.

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (Regulation 13 (3) and (6)

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed Company -**INDIAN PETROCHEMICALS CORPORATION LTD.**

Name & Address of the Shareholder	LIFE INSURANCE CORPORATION OF INDIA, Central Office, Yogakshema, Mumbai- 400021.
Shareholding prior to acquisition/ sale	34162696 & 11.36%
No. & % of Shares/voting rights acquired/sold	6106910 & 2.03%* *FOR THE PERIOD **12.04.2007** TO **28.06.07**
Receipt of allotment advice/acquisition of shares/sale of shares specify	28/06/2007
Date of intimation to company	30.06.2007
Mode of acquisition on market purchase/public/rights/preferential offer etc.	MARKETPURCHASE
No.& % of shares/voting rights post-acquisition/sale	40269606 & 13.39%
Trading member through whom the trade was executed with SEBI Registration No. of the TM	VARIOUS BROKERS
Exchange on which the trade was executed	NSE & BSE
Buy Quantity	6106910 SHARES
Buy Value	Rs.2162532946.60
Sell Quantity	
Sell Value	



(Authorised Signatories)

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele.: (0265) 669 4061
Fax : (0265) 669 4062

July 14, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind attention: Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

Dear Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report - June 30, 2007

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended June 30, 2007 for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,



Authorised Signatory



BOMBAY STOCK EXCHANGE

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 14, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind attention: Ms. Neha Gada
DCS-CRD
Ph:- 22721234
Fax:- 22722037

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598120

Dear Sir,

Sub: Clause 49 of the Listing Agreement – Quarterly Compliance Report - June 30, 2007

In compliance with Clause 49 of the Listing Agreement, please find enclosed the Compliance Report for the quarter ended June 30, 2007 for information and record.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Authorised Signatory


NSEIL
16 JUL 2007
Contents not Verified

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Quarterly Compliance Report on Corporate Governance under Clause 49 of the Listing Agreement

Name of the Company : **Indian Petrochemicals Corporation Limited**

Quarter ending on : **June 30, 2007**

	Particulars	Clause of Listing Agreement	Compliance Status Yes/No	Remarks
I.	**Board of Directors**	**49 (I)**		
(A)	Composition of Board	49 (IA)	Yes	–
(B)	Non-executive Directors' compensation & disclosures	49 (IB)	N.A.-	–
(C)	Other provisions as to Board and Committees	49 (IC)	Yes	–
(D)	Code of Conduct	49 (ID)	Yes	Declaration by the CEO to the effect that annual affirmation of compliance with the Code of Conduct by Board Members and Senior Management has been received, will be made in the Annual Report of the Company for 2006-07.
II.	**Audit Committee**	**49 (II)**		
(A)	Qualified & Independent Audit Committee	49 (IIA)	Yes	–
(B)	Meeting of Audit Committee	49 (IIB)	Yes	–
(C)	Powers of Audit Committee	49 (IIC)	Yes	–
(D)	Role of Audit Committee	49 (IID)	Yes	–
(E)	Review of Information by Audit Committee	49 (IIE)	Yes	–
III.	**Subsidiary Companies**	**49 (III)**	N.A.	–
IV.	**Disclosures**	**49 (IV)**		
(A)	Basis of related party transactions	49 (IV A)	Yes	
(B)	Board Disclosures	49 (IV B)	Yes	–
(C)	Proceeds from public issues, rights issues, preferential issues etc.	49 (IV C)	N.A.	–
(D)	Remuneration of Directors	49 (IV D)	Yes	–
(E)	Management	49 (IV E)	Yes	The Management's Discussion and Analysis for the financial year 2006-07 will form part of the Annual Report of Indian Petrochemicals Corporation Limited.
(F)	Shareholders	49 (IV F)	Yes	–



V.	**CEO/CFO Certification**	49 (V)	Yes	Certification by CEO and CFO in respect of the financial statements for the financial year 2006-07 will be submitted to the Board of Directors of Indian Petrochemicals Corporation Limited.
VI.	**Report on Corporate Governance**	49 (VI)	Yes	The Report on Corporate Governance of Indian Petrochemicals Corporation Limited will from part of the Annual Report for the year 2006-07.
VII.	**Compliance**	49 (VII)	Yes	1. The Company will include the certificate from Auditors' of the Company regarding compliance of conditions of corporate governance for the year ended March 31, 2007, in the Annual Report for the year 2006-07. 2. The disclosures of the compliance with mandatory requirements and adoption and /or non adoption of non mandatory requirements will be made in the section on Corporate Governance in the Annual Report of Indian Petrochemicals Corporation Limited for the year 2006-07.


Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 14, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Sub: Shareholding Pattern Summary for Free Float Indices

We send herewith the Shareholding Pattern Summary for Free-Float Indices in the prescribed form for the quarter ended June 30, 2007.

Thanking You,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Authorised Signatory

Encl.: As above


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENT
SIGN
DATE

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 | Quarter Ended: June 30, 2007

Category Code		Category	No.of Shares Held	% of Shareholding
I		CONTROLLING/STRATEGIC HOLDINGS		
A		BASED IN INDIA		
	1	Indian Individuals/HUFs & Relatives	0	0.00
	2	Indian Corporate Bodies/ Trusts/ Partnerships	14 23 70 752	47.35
	3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
	4	Other Directors & Relatives (other than in 1 above)	0	0.00
	5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
	6	Banks/Financial Institutions	0	0.00
	7	Central/ State Govt.	0	0.00
	8	Central/ State Govt. Institutions	0	0.00
	9	Venture Funds/ Private Equity Funds	0	0.00
		Sub Total A	14 23 70 752	47.35
B		BASED OVERSEAS		
	10	Foreign Individuals (including FDI)	0	0.00
	11	Foreign Corporate Bodies (including FDI)	0	0.00
	12	Non Resident Indians (Individuals)	0	0.00
	13	Non Resident Indian Corporate Bodies	0	0.00
		Sub Total B	0	0.00
C		GDRs/ADRs/ ADSs	0	0.00
		Sub Total C	0	0.00
D		OTHERS (Please specify here__________)	0	0.00
		Sub Total D	0	0.00
E		ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
		Sub Total E	0	0.00
		Sub Total I	14 23 70 752	47.35

....contd


Indian Petrochemicals Corporation Limited

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	4 10 39 816	13.65
2	Indian Corporate Bodies/Trusts/Partnerships	2 09 70 375	6.97
3	Independent Directors & Relatives	0	0.00
4	Present Employees	0	0.00
5	Banks/Financial Institutions	43 70 532	1.45
6	Central/State Govt.	10 40 604	0.35
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	4 52 63 938	15.05
9	Mutual Funds	90 54 396	3.01
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	**12 17 39 661**	**40.49**
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	2 172	0.00
15	Foreign Institutional Investors (SEBI-registered)	3 57 37 563	11.88
16	Non Resident Indians (Individuals)	5 45 536	0.18
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	**3 62 85 271**	**12.07**
C	GDRs/ADRs/ADSs	3 07 114	0.10
	Sub Total C	**3 07 114**	**0.10**
D	OTHERS (Shares in Transit)	0	0.00
	Sub Total D	**0**	**0.00**
	Sub Total II	**15 83 32 046**	**52.65**
	Grand Total	**30 07 02 798**	**100.00**

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	14 23 70 752	47.35
Total Free-float	15 83 32 046	52.65
Grand Total	**30 07 02 798**	**100.00**

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	26 41 10 413	87.83
Total Foreign Holding	3 65 92 385	12.17
Grand Total	**30 07 02 798**	**100.00**


Indian Petrochemicals Corporation Limited

FORM B

CONTROLLING/STRATEGIC HOLDERS

(Include every single holder and list them Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 | Quarter Ended: June 30, 2007

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Reliance Petroinvestments Limited	13 99 41 444	46.54	I - A - 2
2	Reliance Nutraceuticals Pvt Ltd.	13 40 982	0.45	I - A - 2
3	Reliance Pharmaceuticals (India) Private Limited	10 88 326	0.36	I - A - 2
	Total	14 23 70 752	47.35	


Indian Petrochemicals Corporation Limited

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code: 500105 | Quarter Ended: June 30, 2007

Sl.no.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Agrata Holdings and Trading Private Limited	4085526	1.36	II - A - 2	NIL
2	Sihasan Holdings and Trading Private Limited	4085526	1.36	II - A - 2	NIL
3	Life Insurance Corporation of India	39196149	13.03	II - A - 8	NIL
4	Reliance Capital Trustee Co. Ltd A/c Reliance Equity Fund	4156201	1.38	II - A - 9	NIL
5	Lotus Global Investments Ltd	13303776	4.42	II - B - 15	NIL
6	DB Fund (Mauritius) Limited	4250000	1.41	II - B - 15	NIL


Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 14, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended June 30, 2007 as required under revised Clause 35 of the Listing Agreement

In compliance with revised Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended June 30, 2007 together with the following details:

I (a) Statement showing Shareholding Pattern as on June 30, 2007
(b) Statement showing the shareholding of persons belonging to the category "Promoter and Promoter Group".
(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%
(d) Statement showing details of locked –in shares

II (a) Statement showing details of depository receipts.
(b) Statement showing holding of Depository Receipts (DRs) where underlying shares are in excess of 1% of total number of shares.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Authorised Signatory


BOMBAY STOCK EXCHANGE

Encl.: As above

Copy to: Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 14, 2007

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598236
Fax:- 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

Kind Attention: Ms. Chitra Sekhar
DCS- CRD

Sir,

Sub: Shareholding pattern for the quarter ended June 30, 2007 as required under revised Clause 35 of the Listing Agreement

In compliance with revised Clause 35 of the Listing Agreement, please find enclosed the shareholding pattern of our Company in the prescribed format for the quarter ended June 30, 2007 together with the following details:

I
- (a) Statement showing Shareholding Pattern as on June 30, 2007
- (b) Statement showing the shareholding of persons belonging to the category "Promoter and Promoter Group".
- (c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%
- (d) Statement showing details of locked –in shares

II
- (a) Statement showing details of depository receipts.
- (b) Statement showing holding of Depository Receipts (DRs) where underlying shares are in excess of 1% of total number of shares.

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Authorised Signatory

Encl.: As above


NSEIL
16 JUL 2007
Contents not Verified

Copy to: Luxembourg Stock Exchange, Luxembourg

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: INDIAN PETROCHEMICALS CORPORATION LIMITED

Scrip Code : 500105 | **As On : 30th June, 2007**

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	0	0	0	0.00	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	5	142370752	142370752	47.39	47.35
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(1)	5	142370752	142370752	47.39	47.35
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	0	0	0	0.00	0.00
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	5	142370752	142370752	47.39	47.35
(B)	Public Shareholding[3]					
(1)	Institutions					
(a)	Mutual Funds /UTI	88	9056679	9042561	3.01	3.01
(b)	Financial Institutions/Banks	80	4368249	4357841	1.45	1.45
(c)	Central Government/State Governments	1	1040604	1040604	0.35	0.35
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	13	45263938	45263598	15.07	15.05
(f)	Foreign Institutional Investors	129	35737563	35723348	11.90	11.88
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	311	95467033	95427952	31.78	31.75
(2)	Non-Institutions					
(a)	Bodies Corporate	3210	20970375	20944178	6.98	6.97
(b)	Individuals					
	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	457402	38982867	34107389	12.98	12.96
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	70	2056949	2056949	0.68	0.68
(c)	Any Other (Specify)					
	i. NRIs/OCBs	7896	547708	498495	0.18	0.18
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub -Total (B)(2)	468578	62557899	57607011	20.83	20.80
	Total Public Shareholding B=(B)(1)+(B)(2)	468889	158024932	153034963	52.61	52.55
	TOTAL (A) +(B)	468894	300395684	295405715	100.00	99.90
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	307114	307114		0.10
	GRAND TOTAL (A)+(B)+(C)	468895	300702798	295712829		100.00

[1]For determining public shareholding for the purpose of Clause 40A

[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A

[3]For definition of "Public Shareholding", refer to Clause 40A


Indian

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Reliance Petroinvestments Limited	13 99 41 444	46.54
2	Reliance Nutraceuticals Pvt Ltd.	13 40 982	0.45
3	Reliance Pharmaceuticals (India) Private Limited	10 88 326	0.36
	TOTAL	**14 23 70 752**	**47.35**



I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	3 91 96 149	13.03
2	Lotus Global Investments Ltd	1 33 03 776	4.42
3	DB Fund (Mauritius) Limited	42 50 000	1.41
4	Reliance Capital Trustee Co Ltd A/c Reliance Equity Fund	41 56 201	1.38
5	Agrata Holdings and Trading Private Limited	40 85 526	1.36
6	Sihasan Holdings and Trading Private Limited	40 85 526	1.36
	TOTAL	6 90 77 178	22.97



I(d) <u>Statement showing details of locked - in shares</u>

Sr. No.	Name of the shareholder	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	RELIANCE PETROINVESTMENTS LIMITED	8648032	2.88
	TOTAL	8648032	2.88



II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)
1	GDRs	102371	307114	0.10



II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above)

Not Applicable



INDIAN PETROCHEMICALS CORPORATION LIMITED

NOTE : FOREIGN SHAREHOLDING

SR. NO.	CATEGORY	As On 30.06.2007	
		NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
1	FIIs	3 57 37 563	11.88
2	NRIs/OCBs	5 47 708	0.18
3	GDRs	3 07 114	0.10


Indian Petrochemicals Corporation Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 18, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph: 22721234
Fax: 2272 2037

The Manager
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai 400 005
Ph: 2659 8236
Fax: 2659 8237

Dear Sir,

Sub: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Saturday, July 28, 2007, inter-alia, to consider and approve the unaudited financial results of the Company for the quarter ended June 30, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,

Authorised Signatory


BOMBAY STOCK EXCHANGE
VERIFIED
SIGN
DATE

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 18, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph: 22721234
Fax: 2272 2037

The Manager
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No. C/I, Block G
Bandra – Kurla Complex
Mumbai 400 005
Ph: 2659 8236
Fax: 2659 8237

Dear Sir,

Sub: Board Meeting

We wish to inform you that a meeting of the Board of Directors of the Company is scheduled to be held on Saturday, July 28, 2007, inter-alia, to consider and approve the unaudited financial results of the Company for the quarter ended June 30, 2007.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,


NSEIL
19 JUL 2007
Contents not Verified

Authorised Signatory

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 28, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Tel: 26598236
Fax: 26598237


BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE

Dear Sir,

Sub: Unaudited Financial Results of the Company for the quarter ended June 30, 2007

In compliance with the Listing Agreement, we are enclosing the unaudited financial results of the Company for the quarter ended June 30, 2007, approved by the Board of Directors of the Company in its meeting held today.

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,



S. K. Anand
Whole-time Director

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 28, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Tel: 26598236
Fax: 26598237

Dear Sir,

Sub: Unaudited Financial Results of the Company for the quarter ended June 30, 2007

In compliance with the Listing Agreement, we are enclosing the unaudited financial results of the Company for the quarter ended June 30, 2007, approved by the Board of Directors of the Company in its meeting held today.

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,



S. K. Anand
Whole-time Director

Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg



NSEIL
30 JUL 2007
Contents not Verified



Meeting of the Board of Directors of the Company held on 28th July, 2007

The Secretary
The Stock Exchange, Mumbai

Name of the Company : Indian Petrochemicals Corporation Limited
Regd. Office : Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2007

(Rs. crore, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March 2007 (Audited)
		2007	2006	
1.	**Turnover**	**3,175**	**3,371**	**13,695**
	Less: Excise Duty / Service Tax Recovered	402	353	1,566
	Net Turnover	**2,773**	**3,018**	**12,129**
2.	Other Income	97	62	304
3.	Total Expenditure			
	a) (Increase)/decrease in stock in trade	(34)	175	190
	b) Consumption of raw materials (incl. traded goods)	1,549	1,496	6,350
	c) Staff cost	124	139	520
	d) Other expenditure	563	649	2,602
4.	Interest and Finance Charges	26	51	150
5.	Depreciation	134	132	559
6.	**Profit before tax and exceptional items**	**508**	**438**	**2,062**
7.	Extra-ordinary / exceptional non recurring items	-	(118)	(470)
8.	**Profit before tax**	**508**	**320**	**1,592**
9.	Provision for Current Tax (including Fringe Benefit tax)	174	158	675
10.	Provision for Deferred Tax	(2)	(18)	(115)
11.	**Net Profit**	**336**	**180**	**1,032**
12.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	302	249	302
13.	Reserves excluding revaluation reserves (as per un-audited balance sheet) of previous accounting year			5,967
14.	Earnings per share (of Rs. 10)			
	Basic(before extraordinary items)	11.17	10.35	51.18
	Basic(after extraordinary items)	11.17	6.26	35.17
	Diluted (before extraordinary items)	11.17	10.35	49.95
	Diluted(after extraordinary items)	11.17	6.26	34.33
15.	**Aggregate of public shareholding**			
	- Number of Shares (in crores)	15.88	13.37	15.88
	- Percentage of Shareholding	52.55	53.88	52.55

Notes:

1) The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2) The Scheme of amalgamation of the company with Reliance Industries Limited (RIL) has been approved by the shareholders and creditors of both the companies and submitted to the Hon'ble High Court of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act, 1956. The Hon'ble High Court of Mumbai has sanctioned the scheme of amalgamation on 12th June, 2007. The sanction of Hon'ble High Court of Gujarat is pending. In terms of the scheme, the "appointed date" for amalgamation is 1st April 2006.

3) The exceptional and non-recurring items of Rs 470 crore relating to Voluntary Separation Scheme and Special Separation Scheme for the employees of Vadodara unit and provision for diminution in value of investments in Gujarat Chemicals Port Terminal Company Limited (GCPTCL) and Indian Vaccines Corporation Limited (IVCOL) charged to the Profit and Loss Account in the quarter and year ended 31st March 2007, has been prorated equally amongst the 4 quarters of 2006-07 with consequent adjustments to deferred tax. Accordingly the previous years' figures are restated to give effect to the above for comparative purposes.

4) The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. However there is no material impact on profit for the quarter.

5) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 0.73 crore (US$ 0.2 million) for the quarter ended 30th June 2007 (previous year Rs. 4 crore).

6) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th June 2007 was Rs. 8,794 crore (US $ 2,160 million).

7) There was no complaint from Investors pending redressal as on 1st April 2007. The number of complaints received during the quarter ended 30th June 2007 was 571. All complaints were disposed off during the quarter. No complaint was pending as on 30th June 2007.

8) The Statutory Auditors of the Company have carried out a Limited Review of the results for the quarter ended 30th June 2007.

9) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 28th July 2007 approved the above results and its release.

For Indian Petrochemicals Corporation Limited



S K Anand
Whole-time Director
July 28, 2007

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) [illegible]
Fax : (0265) [illegible]

July 28, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Shri S. Subramanian
DCS-CRD
Tel: 22721234
Fax: 22722037

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Tel: 26598236
Fax: 26598237



Dear Sir,

Sub: Unaudited Financial Results of the Company for the quarter ended June 30, 2007

In compliance with the Listing Agreement, we are enclosing the unaudited financial results of the Company for the quarter ended June 30, 2007, approved by the Board of Directors of the Company in its meeting held today.

The above information may kindly be notified to the members of your Stock Exchange.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited,



S. K. Anand
Whole-time Director



Encl.: As above

Copy to:

Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

July 28, 2007

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra Kurla Complex
Mumbai 400 005
Ph: 26598236, Fax: 26598237

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Kind Attn: Mr. Chirag Sodawaterwalla
DCS-Listing
Ph: 22721234, Fax: 22722037

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended June 30, 2007

We forward herewith the Secretarial Audit Report dated July 12, 2007 from M/s Dayal & Lohia, Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended June 30, 2007, in compliance with the SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was placed before the Board of Directors of the Company at its meeting held on July 28, 2007.

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Authorized Signatory

Copy to:

Luxembourg Stock Exchange, Luxembourg

Encl.: As above


NSEIL
30 JUL 2007
Contents not Verified

dayal and lohia
chartered accountants

The Board of Directors
Indian Petrochemicals Corporation limited
P.O. Petrochemicals Township
Vadodara - 391345

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Indian Petrochemicals Corporation Ltd** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2007**
2	ISIN	INE006A01019
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Indian Petrochemicals Corporation Limited
5	Registered Office Address	P.O. Petrochemicals, Vadodara - 391346
6	Correspondence Address	P.O. Petrochemicals Township, Vadodara - 391345
7	Telephone & Fax Nos.	Tel No: 0265 - 669 4061, Fax No: 0265 - 669 4062
8	Email address	InvestorRelations.Corpo@ipcl.co.in
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	30 30 10 937	100.000
11	Listed Capital (Exchange - wise) - as per Exchanges listed in '9' above *(as per company records)*	30 27 03 318	99.898
12	Held in dematerialised form in CDSL	1 52 15 422	05.021
13	Held in dematerialised form in NSDL	28 04 97 407	92.570
14	Physical	49 89 969	01.647
15	Total No. of Shares (12+13+14)	30 07 02 798	


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

Kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
Phones: (91-22)6637 2969-70 □ fax: 91-22-6637 2949 □ e-mail: contact@dayalandlohia.com

16 Reasons for difference if any, between:

a) (10&11):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue
b) (10&15):	(i)Preferential Allotment to Employees under Public issue not fully availed. (ii) Shares kept in abeyance in the rights issue (iii) Forfeiture & (iv) Annulment of Forfeited Shares
c) (11&15):	(i) Forfeiture & (ii) Annulment of Forfeited Shares

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
NA	NIL	NA	NA	NA	NA	NA

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	5	49	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	74	3 017	Processed Under NOL
	12	471	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**91**	**3 537**	
Pending for more than 21 Days	Nil	Nil	NA
Total	**0**	**0**	

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Ms. Shashikala Rao Tel (O) : 022 - 2278 5229 Fax (O) : 022 - 2278 5129
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

(ANIL LOHIA)
PARTNER
M. No.: 31626

Place: Mumbai
Date : 12.7.2007

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

August 16, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra - Kurla Complex
Mumbai - 400 005
Ph:- 26598100
Fax:- 26598237

Sir,

Sub: Disclosure under regulation 7 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997

Pursuant to Regulation 7 (3) of the SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format, based on the disclosure under Regulation 7(1) received on August 13, 2007 from Life Insurance Corporation of India ('LIC') vide their letter dated August 7, 2007, disclosing the acquisition of 3,01,120 equity shares of our Company by LIC. With this acquisition, LIC's aggregate holding now stands at 14.02% of the total paid-up equity share capital of our Company.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Authorised Signatory


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE 9/8/07

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

August 16, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Ph:- 22721234
Fax:- 22722037

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/I, Block G
Bandra – Kurla Complex
Mumbai – 400 005
Ph:- 26598100
Fax:- 26598237

Sir,

Sub: *Disclosure under regulation 7 (3) of SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997*

Pursuant to Regulation 7 (3) of the SEBI (Substantial Acquisitions of Shares and Takeovers) Regulations, 1997, we enclose herewith intimation in the prescribed format, based on the disclosure under Regulation 7(1) received on August 13, 2007 from Life Insurance Corporation of India ('LIC') vide their letter dated August 7, 2007, disclosing the acquisition of 3,01,120 equity shares of our Company by LIC. With this acquisition, LIC's aggregate holding now stands at 14.02% of the total paid-up equity share capital of our Company.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Authorised Signatory

Encl.: As above

Copy to :

1. Luxembourg Stock Exchange, Luxembourg


NSEIL
17 AUG 2007
Contents not Verified

FOR DISCLOSURE IN TERMS OF REGULATIONS 7(3)

Format for disclosure of details of acquisition to Stock Exchanges by target company, in terms of Regulation 7(3) of SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997		
Name of the Target Company	Indian Petrochemicals Corporation Limited	
Date of Reporting	August 7, 2007 received on August 13, 2007	
Names of the stock exchanges where the shares of the target company are listed	Bombay Stock Exchange Limited National Stock Exchange of India Limited	
Details of the acquisition/ ~~sale~~ received in terms of Reg. 7(1) ~~and 7(1A)~~	Acquisition of 3,01,120 equity shares	
Names of the acquirers/ ~~sellers and PACs with them~~	Life Insurance Corporation of India	
Date of Acquisition/ ~~sale~~	August 7, 2007	
Date of receipt of intimation of allotment by acquirer/ ~~seller~~	N.A.	
Mode of acquisition (e.g. open market/ public issue/ rights issue/ preferential allotment/ interse transfer, etc.)	Open Market	
Mode of sale (e.g. open market/ MOU / off market, etc.)	N. A.	
Particulars of acquisition/ ~~sale~~	Number	% w.r.t. total paid up capital of Target Company
(a) Shares / voting rights (VR) of the acquirer/ seller before acquisition/~~sale~~	4,18,54,398	13.92
(b) Shares/ voting rights acquired/~~sold~~	3,01,120	0.10
(c) Shares/ VR of the acquirer/ ~~seller~~ after acquisition/~~sale~~	4,21,55,518	14.02
Paid up capital/ total voting capital of the target company before the said acquisition.	Rs. 300,70,27,980	
Paid up capital/ total voting capital of the target company after the said acquisition.	Rs. 300,70,27,980	

Note:
1. The disclosure shall be made within 7 days of receipt of information u/r 7(1) & 7(1A)

For Indian Petrochemicals Corporation Limited



Authorised Signatory

Place : Mumbai
Date : August 16, 2007



भारतीय जीवन बीमा निगम
Life Insurance Corporation of India
C O. Investment Dept (6th Fl). Jeevan Bima Marg, Mumbai-400021
Ph: (022)- 66598626/ 66598602, Fax: (022)- 22810448/ 22825411

Ref: Inv/Back office

07TH AUG 2007

The Company Secretary,
IPCL Ltd
P O Petrochemicals
Vadodara - 391346
Gujarat.

DEAR SIR,

Re: Regulation 7 - Details of change in shareholding in Respect of persons holding more than 5 % shares in a Listed Company.

As per the requirement of the Regulation 7 of the SEBI Regulations, we are informing the shareholding in the enclosed format (FORM C). We also inform our DP ID and Client ID as below:

DP ID	:	IN 300812
Client ID	:	10000012.

&

DP ID	:	11179676
Client ID		10491937
		10491970
		10492462
		11197419
		11197396
		11197402

Kindly acknowledge.

Yours faithfully,

CHIEF
(INVESTMENT)

Encl : as above.


DEPARTMENT
SECRETARIAT
13/8/07



Format for disclosure of details of acquisition to target company and stock exchanges where the shares of the target company are listed, in terms of Regulation 7(1)

Name of the Target company	IPCL LTD.	
Name of the acquirer and PAC with the acquirer	LIFE INSURANCE CORPORATION OF INDIA	
Details of the acquisition as follows	Number	% w.r.t. total paid up capital of Target Company
a) Shares / Voting rights (VR) before acquisition under consideration	**41854398**	**13.92**
b) Shares/ voting rights acquired	**301120**	**0.10**
c) Shares / VR after acquisition	**42155518**	**14.02**
Mode of acquisition (e.g. open market / public issue/ rights issue/ preferential allotment/ interest transfer etc).	**Open market**	
Date of acquisition of shares/ VR or date of receipt of intimation of allotment of shares, whichever is applicable	07/08/2007	
Paid up capital/ total voting capital of the target company before the said acquisition	3007000000	
Paid up capital/ total voting capital of the target company after the said acquisition	3007000000	

Note:

1. The disclosure shall be made whenever the post acquisition holding crosses 5%, 10% and 14% of the total paid up capital of the target company within 2 days of the acquisition.

2. The stock exchange shall immediately display the above information on the trading screen, the notice board and also on its website.

Signature of the acquirer/ Authorised Signatory

Place : MUMBAI

Date : 07/08/2007

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

August 30, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

Ph:- 22721234, Fax:- 22722037

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051

Ph:- 26598236, Fax:- 26598237

Dear Sirs,

Sub.: Limited Review Report for the quarter ended June 30, 2007

In terms of the Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated July 28, 2007 on the Unaudited Financial Results for the quarter ended June 30, 2007 given by the Statutory Auditors of the Company.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited



Authorised Signatory


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE

Encl.: as above

Copy to: The Luxembourg Stock Exchange, Luxembourg

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

August 30, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 023

Ph:- 22721234, Fax:- 22722037

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Ph:- 26598236, Fax:- 26598237

Dear Sirs,

Sub.: Limited Review Report for the quarter ended June 30, 2007

In terms of the Clause 41 of the Listing Agreement, we are enclosing the Limited Review Report dated July 28, 2007 on the Unaudited Financial Results for the quarter ended June 30, 2007 given by the Statutory Auditors of the Company.

You are requested to take the same on records.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited



Authorised Signatory

Encl.: as above

Copy to: The Luxembourg Stock Exchange, Luxembourg


NSEIL
31 AUG 2007
Contents not Verified

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
INDIAN PETROCHEMICALS CORPORATION LIMITED
ON LIMITED REVIEW OF UNAUDITED FINANCIAL RESULTS

We have reviewed the accompanying statement of unaudited financial results of Indian Petrochemicals Corporation Limited for the Quarter ended 30th June, 2007. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

Review of Interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Deloitte Haskins & Sells
Chartered Accountants



P. R. Barpande
Partner

For Chaturvedi & Shah
Chartered Accountants



R Koria
Partner

Mumbai dated: 28th July, 2007


DELOITTE HASKINS & SELLS
12, Dr. Annie Besant Rd.,
Worli, Mumbai-400018.


MUMBAI

Name of the Company: Indian Petrochemicals Corporation Limited
Regd. Office: Petrochemicals, Vadodara 391 346, Gujarat, India

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30th JUNE 2007

(Rs. crore, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2007	2006	2007 (Audited)
1.	**Turnover**	**3,175**	**3,371**	**13,695**
	Less: Excise Duty / Service Tax Recovered	402	353	1,566
	Net Turnover	**2,773**	**3,018**	**12,129**
2.	Other Income	97	62	304
3.	Total Expenditure			
	a) (Increase)/decrease in stock in trade	(34)	175	190
	b) *Consumption of raw materials (incl. traded goods)*	1,549	1,496	6,350
	c) Staff cost	124	139	520
	d) Other expenditure	563	649	2,602
4.	Interest and Finance Charges	26	51	150
5.	Depreciation	134	132	559
6.	**Profit before tax and exceptional items**	**508**	**438**	**2,062**
7.	Extra-ordinary / exceptional non recurring items	-	(118)	(470)
8.	**Profit before tax**	**508**	**320**	**1,592**
9.	Provision for Current Tax (including Fringe Benefit tax)	174	158	675
10.	Provision for Deferred Tax	(2)	(18)	(115)
11.	**Net Profit**	**336**	**180**	**1,032**
12.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	302	249	302
13.	Reserves excluding revaluation reserves (as per un-audited balance sheet) of previous accounting year			5,967
14.	*Earnings per share (of Rs. 10)*			
	Basic(before extraordinary items)	11.17	10.35	51.18
	Basic(after extraordinary items)	11.17	6.26	35.17
	Diluted (before extraordinary items)	11.17	10.35	49.95
	Diluted(after extraordinary items)	11.17	6.26	34.33
15.	**Aggregate of public shareholding**			
	- Number of Shares (in crores)	15.88	13.37	15.88
	- Percentage of Shareholding	52.55	53.88	52.55


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Notes:

1) The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2) The Scheme of amalgamation of the company with Reliance Industries Limited (RIL) has been approved by the shareholders and creditors of both the companies and submitted to the Hon'ble High Court of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act, 1956. The Hon'ble High Court of Mumbai has sanctioned the scheme of amalgamation on 12th June, 2007. The sanction of Hon'ble High Court of Gujarat is pending. In terms of the scheme, the "appointed date" for amalgamation is 1st April 2006.

3) The exceptional and non-recurring items of Rs 470 crore relating to Voluntary Separation Scheme and Special Separation Scheme for the employees of Vadodara unit and provision for diminution in value of investments in Gujarat Chemicals Port Terminal Company Limited (GCPTCL) and Indian Vaccines Corporation Limited (IVCOL) charged to the Profit and Loss Account in the quarter and year ended 31st March 2007, has been prorated equally amongst the 4 quarters of 2006-07 with consequent adjustments to deferred tax. Accordingly the previous years' figures are restated to give effect to the above for comparative purposes.

4) The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets in compliance with Schedule VI to the Companies Act, 1956 as per legal advice received, which is at variance to the treatment prescribed in Accounting Standard (AS11) on "Effects of Changes in Foreign Exchange Rates" notified in the Companies (Accounting Standards) Rules 2006 dated 7th December 2006. However there is no material impact on profit for the quarter.

5) Provision for current tax includes provision for Fringe Benefit Tax (FBT) of Rs. 0.73 crore (US$ 0.2 million) for the quarter ended 30th June 2007 (previous year Rs. 4 crore).


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

6) The Company is a Petrochemicals manufacturing company. All other activities of the company revolve around the main business. As such, there are no separate reportable segments, as defined by AS–17 (Segment Reporting) issued by the Institute of Chartered Accountants of India. The Capital employed as on 30th June 2007 was Rs. 8,794 crore (US $ 2,160 million).

7) There was no complaint from Investors pending redressal as on 1st April 2007. The number of complaints received during the quarter ended 30th June 2007 was 571. All complaints were disposed off during the quarter. No complaint was pending as on 30th June 2007.

8) The Statutory Auditors of the Company have carried out a Limited Review of the results for the quarter ended 30th June 2007.

9) The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 28th July 2007 approved the above results and its release.

For Indian Petrochemicals Corporation Limited

S K Anand
Whole-time Director
July 28, 2007


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

September 3, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Amalgamation of the Company with Reliance Industries Limited

We wish to inform you that the Hon'ble High Court of Gujarat at Ahmedabad has approved the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited ('the Scheme') vide Order dated August 16, 2007. The said Order was made available on the website of the Hon'ble Gujarat High Court yesterday, i.e. September 2, 2007. However, certified copy of this Order is yet to be received by the Company.

Earlier, the Hon'ble High Court of Judicature at Bombay has also approved the Scheme vide Order dated date June 12, 2007 as modified vide Order dated July 11, 2007, which was made available on August 14, 2007.

You are requested to inform your members appropriately.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited



Authorised Signatory


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE

Copy to:
The Luxembourg Stock Exchange
Central Depository Services (India) Limited
National Securities Depository Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

September 3, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Amalgamation of the Company with Reliance Industries Limited

We wish to inform you that the Hon'ble High Court of Gujarat at Ahmedabad has approved the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited with Reliance Industries Limited ('the Scheme') vide Order dated August 16, 2007. The said Order was made available on the website of the Hon'ble Gujarat High Court yesterday, i.e. September 2, 2007. However, certified copy of this Order is yet to be received by the Company.

Earlier, the Hon'ble High Court of Judicature at Bombay has also approved the Scheme vide Order dated date June 12, 2007 as modified vide Order dated July 11, 2007, which was made available on August 14, 2007.

You are requested to inform your members appropriately.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited

Authorised Signatory

Copy to:
The Luxembourg Stock Exchange
Central Depository Services (India) Limited
National Securities Depository Limited.


NSEIL
0 4 SEP 2007
Contents not Verified

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

September 5, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Amalgamation of the Company with Reliance Industries Limited

This is further to our letter dated September 3, 2007, on the subject.

The certified copies of the Orders of the Hon'ble High Court of Gujarat at Ahmedabad and the Hon'ble High Court of Judicature at Bombay, sanctioning the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the "Company" / "IPCL") with Reliance Industries Limited ("RIL") (the "Scheme") from 1st April, 2006 ("Appointed Date"), have been filed electronically with the respective Registrars of Companies today.

With this, the Scheme has become effective today, i.e., September 5, 2007 and accordingly IPCL has been amalgamated with RIL.

We enclose a copy of Form 21 filed in this regard by the Company with the Registrar of Companies, Gujarat, for your records.

You are requested to inform your members appropriately.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited



Authorised Signatory


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE

Encl.: a/a

Copy to:
The Luxembourg Stock Exchange
Central Depository Services (India) Limited
National Securities Depository Limited

Indian Petrochemicals Corporation Limited
CORPORATE OFFICE :
P.O. Petrochemicals Township,
Dist. Vadodara - 391 345, Gujarat - India.



Tele. : (0265) 669 4061
Fax : (0265) 669 4062

September 5, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No.2659 8237 / 38

Dear Sirs,

Sub: Amalgamation of the Company with Reliance Industries Limited

This is further to our letter dated September 3, 2007, on the subject.

The certified copies of the Orders of the Hon'ble High Court of Gujarat at Ahmedabad and the Hon'ble High Court of Judicature at Bombay, sanctioning the Scheme of Amalgamation of Indian Petrochemicals Corporation Limited (the "Company" / "IPCL") with Reliance Industries Limited ("RIL") (the "Scheme") from 1st April, 2006 ("Appointed Date"), have been filed electronically with the respective Registrars of Companies today.

With this, the Scheme has become effective today, i.e., September 5, 2007 and accordingly IPCL has been amalgamated with RIL.

We enclose a copy of Form 21 filed in this regard by the Company with the Registrar of Companies, Gujarat, for your records.

You are requested to inform your members appropriately.

Thanking you,

Yours faithfully,
For Indian Petrochemicals Corporation Limited



Authorised Signatory


NSEIL
06 SEP 2007
Contents not Verified

Encl.: a/a

Copy to:
The Luxembourg Stock Exchange
Central Depository Services (India) Limited
National Securities Depository Limited

FORM 21

Notice of the court or the company law board order

[Pursuant to section 17(1), 79, 81(2), 81(4), 94A(2), 102(1), 107(3), 111(5), 141, 155, 167, 186, 391(2), 394(1), 397, 398, 445 and 481 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1.(a) *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre - Fill]

(b) Global location number (GLN) of company:

2.(a) Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b) Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.(a) *Name of the court or company law board: High Court of Judicature of Gujarat

(b) *Location: Ahmedabad, Gujarat

4. *Date of passing the order: 16/08/2007 (DD/MM/YYYY)

5. *Date of issue of certified copy of order: 05/09/2007 (DD/MM/YYYY)

6.(a) *Section(s) of the Companies Act under which order passed: 394(1)

(b) If others, mention

7. Service request number of relevant form:

(Mention the SRN of relevant Form 8, 10, 17, 18, 21 or any other form; if applicable)

Attachments

1.*Copy of court order or company law board order [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments: IPCL-Order-Pg-01-05.pdf

[Remove attachment]

Verification

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the Board of directors' resolution number 10 dated 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Particulars of the person signing and submitting the form

Sandesh Kumar J Anand



*Name: Sandesh Kumar Anand

Capacity *: Whole-time Director

*Designation: Director

Director identification number of the director or Managing Director; or Income-tax PAN of the manager; or Membership number, if applicable or income-tax PAN of the secretary (secretary of a company who is not a member of ICSI, may qoute his/ her income-tax PAN): 00001792

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A21561220 — Service Request Date : 05-09-2007

Received From:

Name : JIGAR YOGESHCHANDRA PUROHIT

Address : A-304, BHUMIRAJ CASA CHS.
SECTOR - 15, SANPADA
NAVI MUMBAI,Maharashtra
INDIA - 400705

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form21	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

Annexure – A (2)

Sr. No.	Source of requirement or practice	Type of Document	Addressee	Period for filing	Details of Enclosures	No. of Document
1	Companies Act, 1956 Section 138	Registration of satisfaction of Charge (Rs. 05.75 Crore) Form 17	Ministry of Company Affairs	Within 30 days from date of satisfaction of charge.	Challan evidencing filing of Form 17 and Copy of Form 17 filed on July 18, 2007.	1
2	Companies Act, 1956 Section 138	Registration of satisfaction of Charge (Rs. 125 Crore) – "S" Series Form 17	Ministry of Company Affairs	Within 30 days from date of satisfaction of charge.	Challan evidencing filing of Form 17 and Copy of Form 17 filed on July 24, 2007.	2
3	Companies Act, 1956 Section 138	Registration of satisfaction of Charge (Rs. 125 Crore) – "T" Series Form 17	Ministry of Company Affairs	Within 30 days from date of satisfaction of charge.	Challan evidencing filing of Form 17 and Copy of Form 17 filed on July 24, 2007.	3
4	Companies Act, 1956 Section 269(2)	Reappointment of Shri S K Anand as Whole time Director of the Company Form 25 C	Ministry of Company Affairs	Within 90 days from date of appointment/ re-appointment	Challan evidencing filing of Form 25C and Copy of Form 25C filed on August 2, 2007.	4
5	Companies Act, 1956 Section 303(2)	Resignation of the Company Secretary of the Company Form 32	Ministry of Company Affairs	Within 30 days from date of Change	Challan evidencing filing of Form 32 and Copy of Form 32 filed on August 2, 2007.	5
6	Companies Act, 1956 Section 303(2)	Resignation of Shri S V Haribhakti as Director of the Company Form 32	Ministry of Company Affairs	Within 30 days from date of Change	Challan evidencing filing of Form 32 and Copy of Form 32 filed on August 31, 2007.	6


INDIAN PETROCHEMICALS CORP. LTD.

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A18402446 | Service Request Date : 18-07-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 17

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Particulars for satisfaction of charges

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3. *Charge creation identification (ID) number: 10020730 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: State Bank of India

Address:
Commercial Branch (Advances), N.G.N. Vaidya Marg
P.B. No.10141
Mumbai
Maharashtra
INDIA
400023

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 15/01/1997 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 57500000.00

4. *Date of satisfaction of charge in full: 03/07/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

Letter of Satisfaction issued by SBI.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete.
I have been authorised by the board of directors' resolution dated 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Sandesh Kumar J Anand

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

GAJANA N L SWAR

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

वाणिज्य शाखा (कर्ज), एन. जी. एन. वैद्य मार्ग, पत्र पेटी क्र. 10141, मुंबई - 400 023.
वाणिज्यक शाखा (ऋण), एन. जी. एन. वैद्य मार्ग,
पत्र पेटी क्र. 10141, मुंबई - 400 023.
Commercial Branch (Advances).
N. G. N. Vaidya Marg,
P. B. No. 10141, Mumbai - 400 023.
तार/Telegram : "BRANCOSEG". Mumbai.
टेलेक्स/Telex 112283
शाखा कूट क्र./Branch Code No. 6070
दूरध्वनी क्र./Telephone No. 2266 2205
फैक्स/Fax No. 2262 6474

Indian Petrochemicals Corporation Limited
P O. Petrochemicals - 391346
District Vadodara,
Gujarat.

जा. क्रमांक/No. CB:AMT-IV:2007 4911

दिनांक/तारीख/Date 3rd July 2007

Dear Sir,

Satisfaction of charge for loan of Rs.5.75 crs

We have to advise that the Company has no outstanding dues (either principal and/ or interest) in respect of the loan of Rs.5.75 crs (Rupees five crores seventy five lacs only) availed vide the Deed of Hypothecation dated 15th January 1997 executed originally by Recron Synthetics Ltd and subsequently the charges were created by IPCL on merger of Recron Synthetics Ltd. with IPCL.

2. We request you to complete statutory formalities for satisfaction of the charge with the Registrar of Companies, Gujarat.

Yours faithfully,



AGM & RELATIONSHIP MANAGER (AMT-IV)

हिंदी में पत्राचार का हम स्वागत करतें है, हमें विश्वास है की ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A18769034 Service Request Date : 24-07-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 17

Particulars for satisfaction of charges

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 80007844 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: UTI BANK LTD

Address:
CUFFE PARADE
CENTRAL OFFICE
MUMBAI
Maharashtra
INDIA
400005

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 24/09/2002 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 1,250,000,000.00

4. *Date of satisfaction of charge in full: 25/06/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

letter of satisfaction.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)



Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)



Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)



[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

UTB/CO/CM/07-08/DT/
July 17, 2007



UTI BANK LTD.

Central Office : Maker Towers 'F'
13th Floor, Cuffe Parade
Colaba, Mumbai - 400 005
Tel : 6707 4407 Fax : 2218 6944 / 1429
Website : www.utibank.com

The Finance Department
Indian Petrochemicals Corporation Limited
P.O. Petrochemicals Township 391 345,
Vadodra 391 346, Gujarat

Kind Attn.: Mr. S. Sengupta

Dear Sir,

Trustees to the Series 'S' NCDs aggregating Rs. 125 crores

We are in receipt of Chartered Accountant's certificate confirming full and final payment towards debenture issue 'S' Series) of Rs. 125 crore and in furtherance to the same, we UTI Bank Limited in our capacity as trustees confirm that the Charge which was originally created in our favour on September 24, 2002 to the extent of Rs. 125.00 crores has been fully satisfied on June 25, 2007.

We have taken the same on our records and request you to file necessary forms with the Registrar of Companies / MCA.

Yours faithfully,
For UTI Bank Limited

Shashikant Rathi
Asst. Vice President-Capital Markets

MINISTRY OF CORPORATE AFFAIRS
PAYMENT RECEIPT
G.A.R.7

Civil

SRN : A18768770 Service Request Date : 24-07-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form17	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 17

Particulars for satisfaction of charges

[Pursuant to section 138 and pursuant to section 600 of the Companies Act, 1956]

Note - All fields marked in * are to be mandatorily filled.

1(a).*Corporate identity number (CIN) or foreign company registration number of the company: L23200GJ1969PLC001569 [Pre-fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office or of the principal place of business in India of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3.*Charge creation identification (ID) number: 80007842 [Pre-fill]

(a). Particulars of the charge holder

CIN:

Name: UTI BANK LTD

Address:
CUFFE PARADE
CENTRAL OFFICE
MUMBAI
Maharashtra
INDIA
400005

(b). Particulars of creation of original charge and subsequent modifications

(i). Charge creation date: 24/09/2002 (DD/MM/YYYY)

(ii). Charge last modified date: (DD/MM/YYYY)

(iii). * Final amount secured (in Rs.): 1,250,000,000.00

4. *Date of satisfaction of charge in full: 12/07/2007 (DD/MM/YYYY)

Attachments

1. Letter of the charge holder stating that the amount has been satisfied [Attach]

2. Optional attachment(s) - if any [Attach]

List of attachments

letter of satisfaction.pdf

[Remove attachment]

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete. I have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

Managing director or director or manager or secretary (In case of an Indian company) or an authorised representative (In case of a foreign company)

Sandesh Kumar J Anand

Declaration

I am duly authorised to sign this form

To be digitally signed by

Charge holder (financial institution or bank or debenture holder etc.)

Neelesh R Baheti

Certificate

It is hereby certified that I have verified the above particulars from the books of account and records of M/s. INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

Chartered accountant or cost accountant or company secretary (in whole-time practice)

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

It is certified that the above document for charge satisfaction is hereby registered

Digital signature of the authorising officer [Submit to BO]

UTB/CO/CM/07-08/DT/
July 24, 2007



UTI BANK LTD.

Central Office : Maker Towers 'F'
13th Floor, Cuffe Parade
Colaba, Mumbai - 400 005
Tel : 6707 440? Fax : 2218 6944 / 1429
Website : www.utibank.com

The Finance Department
Indian Petrochemicals Corporation Limited
P.O. Petrochemicals Township 391 345.
Vadodra 391 346. Gujarat

Kind Attn.: Mr. S. Sengupta

Dear Sir,

Trustees to the Series 'T' NCDs aggregating Rs. 125 crores

We are in receipt of Chartered Accountant's certificate confirming full and final payment towards debenture issue (T' Series) of Rs. 125 crore and in furtherance to the same, we UTI Bank Limited in our capacity as trustees confirm that the Charge which was originally created in our favour on September 24, 2002 to the extent of Rs. 125.00 crores has now been fully satisfied on July 12, 2007.

We have taken the same on our records and request you to file necessary forms with the Registrar of Companies / MCA.

Yours faithfully,
For UTI Bank Limited

Shashikant Rathi
Asst. Vice President-Capital Markets

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A19299262 **Service Request Date :** 02-08-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form25C	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 25C

[Pursuant to section 269(2) and schedule XIII of the Companies Act, 1956]

Return of appointment of managing director or whole-time director or manager

Note - All fields marked in * are to be mandatorily filled.

1(a). *Corporate identity number (CIN) of company: L23200GJ1969PLC001569 [Pre-Fill]

(b). Global location number (GLN) of company:

2(a). Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b). Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

3(a). *Director identification number (DIN) or income-tax permanent account number (PAN) (Please provide DIN in case of Director): 00001792

(b). *Name: Sandesh Kumar Anand

4. *Designation: ○ Manager ◉ Whole-time director ○ Managing director

5. *Date of the resolution by the board of directors: 28/05/2007 (DD/MM/YYYY)

6. *Effective date of appointment: 04/06/2007 (DD/MM/YYYY)

7. Terms and conditions including remuneration: ○ Per month ◉ Per annum

(a) Salary	(in Rs.)	2,200,000.00
(b) Perquisites	(in Rs.)	100,000.00
(c) Others	(in Rs.)	100,000.00
(d) Total of (a) to (c)	(in Rs.)	2,400,000.00

(e) *Tenure of appointment: From 04/06/2007 (DD/MM/YYYY) To 03/12/2007 (DD/MM/YYYY)

(f) Other terms, if any

8. Date of resolution, if any passed by the shareholders approving the appointment [ ] (DD/MM/YYYY)

9. Service request number (SRN) of related Form 23 [ ]

Attachments

1. *Copy of board resolution — Attach
2. Copy of shareholder resolution — Attach
3. Optional attachment(s) - if any — Attach

List of attachments

Copy of Board Resolution.pdf

Remove attachment

Certificate

Certified that the requirements of schedule XIII read with section 269 of the Companies Act, 1956 have been complied with.

Declaration

To the best of our knowledge and belief, the information given in this form and its attachments is correct and complete.

We have been authorised by the board of directors' resolution dated * 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

To be digitally signed by

1. Managing director or director or manager or secretary of the company — Sandesh Kumar J Anand

2. Chartered accountant or cost accountant or company secretary (in whole-time practice)

Modify | Check Form | Prescrutiny | Submit

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [ ] Submit to BO

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A19297605 **Service Request Date :** 02-08-2007

Received From:

Name : Shashikala Lakshmana Rao

Address : D-1003, Phase I,
Lake Florence, Lake Homes,
Powai Vihar, Powai
Mumbai,Maharashtra
INDIA - 400076

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form32	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 32

[Pursuant to sections 303(2), 264(2) or 266(1)(a) and 266(1)(b)(iii) of the Companies Act, 1956]

Particulars of appointment of Managing Director, directors, manager and secretary and the changes among them or consent of candidate to act as a Managing Director or director or manager or secretary of a company and/ or undertaking to take and pay for qualification shares

Note - All fields marked in * are to be mandatorily filled.

1. *This form is for ◯ New company ◉ Existing company

2.(a).*Corporate identity number (CIN) of company or Form 1A reference number: L23200GJ1969PLC001569

(b) Global location number (GLN) of company: [Pre-fill]

3.(a) Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b) Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4. Number of Managing Director, director(s) for which the form is being filed

5. Details of the Managing Director, directors of the company

I. Details of the Managing Director or director of the company

Director identification number (DIN) [Pre-fill]

Name

Father's name

Present residential address

Nationality

Date of birth

◯ Appointment ◯ Cessation ◯ Change in designation

Designation

Date of appointment or change in designation (DD/MM/YYYY)

Category

Whether chairman, executive director, non-executive director

☐ Chairman ☐ Executive director ☐ Non-executive director

DIN of the director to whom the appointee is alternate [Pre-fill]

Name of the director to whom the appointee is alternate

Name of the company or institution whose nominee the appointee is

e-mail ID

PART - II.

Hereby confirmed that the above mentioned ◯ Director ◯ Managing Director is not associated with the company with effect from (DD/MM/YYYY) due to

6. Number of manager(s), secretary(s) for which the form is being filed: 1

7. Details of the manager or secretary of the company

I. Details of the manager or secretary of the company

Income-tax permanent account number (PAN): AAAPI2629D ○ Appointment ◉ Cessation

Membership number of the secretary: F3866

First name: Shashikala

Middle name: Lakshmana

Last name: Rao

Father's name

First name: Lakshmana

Middle name: Krishnarao

Last name: Rao

Present residential address Line I: D-1003, Lake Florence Phase I

Line II: Lake Homes, Powai

City: Mumbai State: Maharashtra-MH

ISO country code: IN Pin code: 400076

Phone: Fax:

Date of birth: 24/09/1964 (DD/MM/YYYY)

Designation: Secretary

Date of appointment or cessation: 28/07/2007 (DD/MM/YYYY)

e-mail ID: shashikala.rao@ril.com

Verification I

☒ 1. *I confirm that the information given above is true to the best of my knowledge and belief.

☐ 2. It is also hereby confirmed that the consent of the appointee Managing Director, director(s) has been filed as an attachment to this eForm (applicable only in the case of a public company)

Attachments:

1. Evidence of payment of stamp duty where qualification shares is involved (This will be mandatory only if the director giving consent agrees to pay for at least one share) [Attach]
2. Consent(s) of the appointee Managing Director, director(s) [Attach]
3. Declaration regarding qualification shares [Attach]
4. Evidence of cessation [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

[Remove attachment]

Verification II

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

☒ I have been authorised by the Board of directors' resolution number 10 dated 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

☐ I am authorised to sign and submit this form.

To be digitally signed by

Managing Director or director or manager or secretary of the company (In case of an existing company, person signing the form should be different from the person in whose respect the form is being filed)

Sandesh Kumar J Anand

*Designation: Director

*Director identification number of the director or Managing Director; or Income-tax PAN of the manager; or Membership number, if applicable or income-tax PAN of the secretary (secretary of a company who is not a member of ICSI, may quote his/ her income-tax PAN): 00001792

Certificate

It is hereby certified that I have verified the above particulars from the books and records of

INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

○ Chartered accountant (in whole-time practice) or ○ Cost accountant (in whole-time practice) or

◉ Company secretary (in whole-time practice)

*Whether associate or fellow ○ Associate ◉ Fellow

*Membership number or certificate of practice number: 3834

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

MINISTRY OF CORPORATE AFFAIRS

PAYMENT RECEIPT

G.A.R.7

Civil

SRN : A21225198 **Service Request Date :** 31-08-2007

Received From:

Name : JIGAR YOGESHCHANDRA PUROHIT

Address : A-304, BHUMIRAJ CASA CHS,
SECTOR - 15, SANPADA
NAVI MUMBAI,Maharashtra
INDIA - 400705

Name & Address of the company on whose behalf payment is received

Name : INDIAN PETROCHEMICALS CORPORATION LIMITED

Address :
P.O. PETROCHEMICALS-391345,
DIST:VADODARA,,Gujarat,
INDIA, -

Full Particulars of Remittance

Service Description	Type Of Fee	Amount(Rs.)
Fee For Form32	Normal	500.00
Total		**500.00**

Mode of Payment: Credit Card

Received Payment(in words)Rs: Five Hundred only

Important Information: Role Check function will be implemented wef July, 1, 2007 on the MCA portal. Signatories (Directors / Managers / Secretaries / Professionals) are advised to register their DSC on the portal immediately. If DSC is not registered, eforms signed by them shall not be allowed to upload. For more details log on to www.mca.gov.in

FORM 32

[Pursuant to sections 303(2), 264(2) or 266(1)(a) and 266(1)(b)(iii) of the Companies Act, 1956]

Particulars of appointment of Managing Director, directors, manager and secretary and the changes among them or consent of candidate to act as a Managing Director or director or manager or secretary of a company and/ or undertaking to take and pay for qualification shares

Note - All fields marked in * are to be mandatorily filled.

1. *This form is for ○ New company ⦿ Existing company

2.(a) *Corporate identity number (CIN) of company or Form 1A reference number: L23200GJ1969PLC001569

(b) Global location number (GLN) of company: [ ] Pre-fill

3.(a) Name of the company: INDIAN PETROCHEMICALS CORPORATION LIMITED

(b) Address of the registered office of the company:
P.O. PETROCHEMICALS-391345
DIST:VADODARA
Gujarat
INDIA

4. Number of Managing Director, director(s) for which the form is being filed 1

5. Details of the Managing Director, directors of the company

I. Details of the Managing Director or director of the company

Director identification number (DIN): 00007347 Pre-fill

Name: SHAILESH VISHNUBHAI HARIBHAKTI

Father's name: VISHNUBHAI BHAGWANDAS HARIBHAKTI

Present residential address:
FLAT NO 228, 'B' WING , 22nd, 23rd FLOOR
KALPATARU HABITAT,
DR.S.S. RAO ROAD, PAREL
MUMBAI
Maharashtra
India 400012

Nationality: IN Date of birth: 12/03/1956

○ Appointment ⦿ Cessation ○ Change in designation

Designation: Director

Date of appointment or change in designation: [ ] (DD/MM/YYYY)

Category: [ ]

Whether chairman, executive director, non-executive director

☐ Chairman ☐ Executive director ☐ Non-executive director

DIN of the director to whom the appointee is alternate: [ ] Pre-fill

Name of the director to whom the appointee is alternate: [ ]

Name of the company or institution whose nominee the appointee is: [ ]

e-mail ID: [ ]

PART - II

Hereby confirmed that the above mentioned ⦿ Director ○ Managing Director is not associated with the company with effect from 20/08/2007 (DD/MM/YYYY) due to Resignation

6. Number of manager(s), secretary(s) for which the form is being filed

7. Details of the manager or secretary of the company

I. Details of the manager or secretary of the company

Income-tax permanent account number (PAN) ◯ Appointment ◯ Cessation

Membership number of the secretary

First name

Middle name

Last name

Father's name

First name

Middle name

Last name

Present residential address Line I

Line II

City

State

ISO country code

Pin code

Phone

Fax

Date of birth (DD/MM/YYYY)

Designation

Date of appointment or cessation (DD/MM/YYYY)

e-mail ID

Verification I

☒ 1. *I confirm that the information given above is true to the best of my knowledge and belief.

☐ 2. It is also hereby confirmed that the consent of the appointee Managing Director, director(s) has been filed as an attachment to this eForm (applicable only in the case of a public company)

Attachments:

1. Evidence of payment of stamp duty where qualification shares is involved (This will be mandatory only if the director giving consent agrees to pay for at least one share) [Attach]
2. Consent(s) of the appointee Managing Director, director(s) [Attach]
3. Declaration regarding qualification shares [Attach]
4. Evidence of cessation [Attach]
5. Optional attachment(s) - if any [Attach]

List of attachments

Board Resolution - Resignation of Sh SVH.pdf

[Remove attachment]

Verification II

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

☒ I have been authorised by the Board of directors' resolution number 10 dated 25/04/2006 (DD/MM/YYYY) to sign and submit this form.

☐ I am authorised to sign and submit this form.

To be digitally signed by

Managing Director or director or manager or secretary of the company (In case of an existing company, person signing the form should be different from the person in whose respect the form is being filed)


Sandesh
Kumar J
Anand

*Designation: Director

*Director identification number of the director or Managing Director; or Income-tax PAN of the manager; or Membership number, if applicable or income-tax PAN of the secretary (secretary of a company who is not a member of ICSI, may quote his/ her income-tax PAN): 00001792

Certificate

It is hereby certified that I have verified the above particulars from the books and records of

INDIAN PETROCHEMICALS CORPORATION LIMITED

and found them to be true and correct.

○ Chartered accountant (in whole-time practice) or ○ Cost accountant (in whole-time practice) or

◉ Company secretary (in whole-time practice)



*Whether associate or fellow ○ Associate ◉ Fellow

*Membership number or certificate of practice number: 3834

[Modify] [Check Form] [Prescrutiny] [Submit]

For office use only:

This e-Form is hereby registered

Digital signature of the authorising officer [Submit to BO]

END